Exhibit 4.11

DESCRIPTION OF THE REGISTRANT’S SECURITIES

The following summary of certain material provisions of the securities of Banzai International, Inc. (the “Company”) does not purport to be complete and is subject to and qualified in its entirety by the provisions of the Company’s Second Amended and Restated Certificate of Incorporation (the “Charter”), the Company’s Second Amended and Restated Bylaws (the “Bylaws”) and applicable law..

Authorized and Outstanding Stock

The Charter authorizes the issuance of 350,000,000 shares, consisting of 250,000,000 shares of Class A common stock, $0.0001 par value per share, of the Company (“Class A Common Stock”), 25,000,000 shares of Class B common stock, par value $0.0001 per share, of the Company (“Class B Common Stock”), and 75,000,000 shares of preferred stock, $0.0001 par value per share, of the Company (“Preferred Stock”).

Common Stock

Class A Common Stock

Voting rights. Each holder of Class A Common Stock is entitled to one vote for each share of Class A Common Stock held of record by such holder on all matters voted upon by the Company’s stockholders, provided, however, that, except as otherwise required in the Charter, as provided by law or by the resolution(s) or any certificate of designation providing for the issue of any Preferred Stock, the holders of Class A Common Stock are not entitled to vote on any amendment to the Charter that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Charter (including any certificate of designation relating to any series of Preferred Stock) or pursuant to the Delaware General Corporation Law (the “DGCL”).

Dividend rights. Subject to the rights of holders of Preferred Stock, holders of Class A Common Stock and Class B Common Stock are entitled to receive ratably, on a per share basis, dividends and other distributions in cash, stock or property of the Company as may be declared and paid from time to time by the Company’s board of directors (the “Board”) out of any of the Company’s assets legally available therefor.

Rights upon liquidation. Subject to applicable law and the rights of holders of Preferred Stock, holders of Class A Common Stock and Class B Common Stock shall be entitled to receive ratably the assets and funds of the Company available for distribution in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by holders of a majority of the outstanding shares of Class A Common Stock and the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a class.

Other rights. No holder of Class A Common Stock is entitled to preemptive or subscription rights contained in the Charter or in the Bylaws. There are no redemption or sinking fund provisions applicable to the Class A Common Stock. The rights, preferences, and privileges of holders of the Class A Common Stock are subject to those of the holders of any shares of the Preferred Stock that the Company may issue in the future.

Class B Common Stock

Issuance of Class B Common Stock. Shares of Class B Common Stock may be issued only to, and registered in the name of, the Company’s Chief Executive Officer, Joseph Davy, and any entities wholly-owned (directly or indirectly) by Mr. Davy, or any trust for the benefit of Mr. Davy, or of which Mr. Davy is a trustee or has sole or shared voting power such that Mr. Davy has Voting Control (as defined in the Charter) over the shares held therein; provided that, in each case, Mr. Davy has sole dispositive power and the exclusive right to direct the voting of all of the shares of Class B Common Stock held by such entity and the transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such entity) to Mr. Davy (collectively, “Permitted Class B Owners”).

Voting rights. Each holder of Class B Common Stock is entitled to 10 votes for each share of Class B Common Stock held of record by such holder on all matters voted upon by the Company’s stockholders, provided, however, that, except as otherwise required in the Charter, as provided by law or by the resolution(s) or any certificate of designation providing for the issue of any Preferred Stock, the holders of Class B Common Stock are not entitled to vote on any amendment to the Charter that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Charter (including any certificate of designation relating to any series of Preferred Stock) or pursuant to the DGCL.

Dividend rights. Subject to the rights of holders of Preferred Stock, holders of Class A Common Stock and Class B Common Stock are entitled to receive ratably, on a per share basis, dividends and other distributions in cash, stock or property of the Company as may be declared and paid from time to time by the Board out of any of the Company’s assets legally available therefor.

Rights upon liquidation. Subject to applicable law and the rights of holders of Preferred Stock, holders of Class A Common Stock and Class B Common Stock shall be entitled to receive ratably the assets and funds of the Company available for distribution in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by holders of a majority of the outstanding shares of Class A Common Stock and the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a class.

Transfers. Pursuant to the Charter, holders of shares of Class B Common Stock are generally restricted from transferring such shares, other than to a Permitted Class B Owner or in connection with a divorce or domestic relations order or decree.

Conversion. Each share of Class B Common Stock will be (1) automatically converted into an equal number of fully paid and nonassessable shares of Class A Common Stock upon any Transfer (as defined in the Charter) of such shares of Class B Common Stock, except for a Permitted Transfer (as defined in the Charter) and (2) subject to conversion into an equal number of fully paid and nonassessable shares of Class A Common Stock at the determination of the Board 90 days after the earliest date (the “Termination Anniversary Date”) that any of the following conditions are satisfied: (i) Mr. Davy’s employment as Chief Executive Officer being terminated for cause or due to death or permanent disability; (ii) Mr. Davy resigns (other than for good reason) as the Chief Executive Officer of the Company; or (iii) Mr. Davy no longer serves as a member of the Board. In the event that Mr. Davy is reinstated as the Chief Executive Officer of the Company or is reelected or reappointed to serve as a member of the Board prior to the Termination Anniversary Date (each, a “Reset Event”), then the shares of Class B Common Stock will not be converted pursuant to clause (2) unless and until the ninety-day anniversary of the date that any of the foregoing conditions are subsequently met; provided that in the event of a subsequent Reset Event, the next Termination Anniversary Date will extend until the ninety-day anniversary of the date that any of the foregoing conditions are subsequently met without a Reset Event occurring prior to such anniversary. In addition, upon delivery by Mr. Davy of written notice (a “Conversion Notice”) to the Company at any time requesting the conversion of all or a portion of the shares of Class B Common Stock held by Mr. Davy, the Company shall, without further action on the part of the Company or any holder of shares of Class B Common Stock, be converted into an equal number of fully paid and nonassessable shares of Class A Common Stock (a “Voluntary Conversion”). The election by the Founder to effect a Voluntary Conversion shall be irrevocable.

Other rights. No holder of Class B Common Stock is entitled to preemptive or subscription rights contained in the Charter or in the Bylaws. There are no redemption or sinking fund provisions applicable to the Class B Common Stock. The rights, preferences, and privileges of holders of the shares of Class B Common Stock are subject to those of the holders of any shares of the Preferred Stock that the Company may issue in the future.

Preferred Stock

The Board has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the DGCL. The issuance of Preferred Stock could have the effect of decreasing the trading price of Class A Common Stock, restricting dividends on the capital stock of the Company, diluting the voting power of the Class A Common Stock, impairing the liquidation rights of the capital stock of the Company, or delaying or preventing a change in control of the Company.

Warrants

Public Stockholder Warrants

In connection with the Company’s initial public offering (the “IPO”), the Company issued 11,500,000 warrants (the “Public Warrants”). Each whole Public Warrant entitles the registered holder to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing January 13, 2024, subject to certain exceptions. Pursuant to the Warrant Agreement, dated December 22, 2020 (the “Warrant Agreement”), between the Company (as successor in interest to 7GC & Co. Holdings Inc. (“7GC”)) and Continental Stock Transfer & Trust Company, as warrant agent, a warrant holder may exercise its Public Warrants only for a whole number of shares of Class A Common Stock. The Public Warrants will expire five years after the Closing (as defined below), at 5:00 p.m., New York City time.

Redemption of Public Warrants When the price per Share of Class A Common Stock Equals or Exceeds $18.00.

Once the Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•
in whole and not in part;
•
at a price of $0.01 per Public Warrant;
•
upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and
•
if, and only if, the closing price per share of Class A Common Stock equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Public Warrant as described under the heading “- Warrants—Public Stockholder Warrants—Anti-dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.

The Company has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Public Warrant exercise price. If the foregoing conditions are satisfied and the Company issues a notice of redemption of the Public Warrants, each warrant holder will be entitled to exercise his, her or its Public Warrant prior to the scheduled redemption date. However, the price per share of Class A Common Stock may fall below the $18.00 redemption trigger price (as adjusted for certain adjustments to the number of shares issuable upon exercise or the exercise price of a Public Warrant) as well as the $11.50 (for whole shares) Public Warrant exercise price after the redemption notice is issued.

No fractional shares of Class A Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, the Company will round down to the nearest whole number of the number of shares of Class A Common Stock to be issued to the holder.

Redemption Procedures

A holder of a Public Warrant may notify the Company in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Public Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of Class A Common Stock issued and outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments

If the number of outstanding shares of Class A Common Stock is increased by a stock dividend payable in shares of Class A Common Stock, or by a split-up of shares of common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Class A Common Stock issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding shares of Class A Common Stock.

A rights offering made to all or substantially all holders of Class A Common Stock entitling holders to purchase shares of Class A Common Stock at a price less than the “historical fair market value” (as defined below) will be deemed a stock dividend of a number of shares of Class A Common Stock equal to the product of (i) the number of shares of Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of Class A Common Stock) and (ii) one (1) minus the quotient of (x) the price per share of Class A Common Stock paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for shares of Class A Common Stock, in determining the price payable per share of Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price per share of Class A Common Stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the shares of Class A Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if the Company, at any time while the Public Warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of Class A Common Stock on account of such shares (or other securities into which the warrants are convertible), other than (a) as described above or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the shares during the 365-day period ending on the date of declaration of such dividend or distribution (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of shares issuable on exercise of each Public Warrant) does not exceed $0.50, then the Public Warrant price shall be decreased, effective immediately, by the amount of cash and/or fair market value (as determined by the Board in good faith) of any securities or other assets paid on each share.

If the number of outstanding shares of Class A Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of the Class A Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Class A Common Stock issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding shares of Class A Common Stock.

Whenever the number of shares of Class A Common Stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the Public Warrant exercise price will be adjusted by multiplying the Public Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A Common Stock purchasable upon the exercise of the Public Warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares of Class A Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Class A Common Stock (other than those described above or that solely affects the par value of such shares of Class A Common Stock), or in the case of any merger or consolidation of the Company with or into another entity (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the Company’s outstanding shares of Class A Common Stock), or in the case of any sale or conveyance to another entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Public Warrants and in lieu of the shares of Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of Class A Common Stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Public Warrants would have received if such holder had exercised their Public Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each Public Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding shares of Class A Common Stock, the holder of a Public Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the Public Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the shares of Class A Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant Agreement. If less than 70% of the consideration receivable by the holders of shares of Class A Common Stock in such a transaction is payable in the form of shares of Class A Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Public Warrant properly exercises the Public Warrant within thirty days following public disclosure of such transaction, the Public Warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes warrant value (as defined in the Warrant Agreement) of the Public Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Public Warrants when an extraordinary transaction occurs during the exercise period of the Public Warrants pursuant to which the holders of the Public Warrants otherwise do not receive the full potential value of the Public Warrants.

The Public Warrants were issued in registered form under the Warrant Agreement. The warrant holders do not have the rights or privileges of holders of Class A Common Stock and any voting rights until they exercise their Public Warrants and receive shares of Class A Common Stock. After the issuance of the shares of Class A Common Stock upon exercise of the Public Warrants, each holder will be entitled to one vote for each share of Class A Common Stock held of record on all matters to be voted on by holders of Class A Common Stock.

GEM Warrant

The Company made and executed a warrant (the “GEM Warrant”) to GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (collectively, “GEM”), which entitles GEM to purchase up to 828,533 shares of Class A Common Stock at an exercise price of $6.49 per share. The exercise price will be adjusted to 105% of the then-current exercise price if on December 15, 2024, the GEM Warrant has not been exercised in full, and the average closing price per share of Class A Common Stock for the 10 trading days preceding December 15, 2024 is less than 90% of the then-current exercise price. GEM may exercise the GEM Warrant at any time and from time to time until December 15, 2026.

The terms of the GEM Warrant provide that the exercise price of the GEM Warrant, and the number of shares of Class A Common Stock for which the GEM Warrant may be exercised, are subject to adjustment to account for increases or decreases in the number of outstanding shares of Class A Common Stock resulting from stock splits, reverse stock splits, consolidations, combinations and reclassifications. Additionally, the GEM Warrant contains weighted average anti-dilution provisions that provide that if the Company issues shares of Class A Common Stock, or securities convertible into or exercisable or exchangeable for, shares of Class A Common Stock at a price per share that is less than 90% of the exercise price then in effect or without consideration, then the exercise price of the GEM Warrant upon each such issuance will be adjusted to the price equal to 105% of the consideration per share paid for such Class A Common Stock or other securities.

If the per share market value of one share of Class A Common Stock is greater than the then-current exercise price, then GEM will have the option to exercise the GEM Warrant on a cashless basis and receive a number of shares of Class A Common Stock equal to (x) the number of shares of Class A Common Stock purchasable upon exercise of all of the GEM Warrant or, if only a portion of the GEM Warrant is being exercised, the portion of the GEM Warrant being exercised, less (y) the product of the then-current exercise price and the number of shares of Class A Common Stock purchasable upon exercise of all of the GEM Warrant or, if only a portion of the GEM

Warrant is being exercised, the portion of the GEM Warrant being exercised, divided by the per share market value of one share of Class A Common Stock.

The GEM Warrant is subject to a restriction on exercise of the GEM Warrant such that the GEM Warrant may not be exercised if such exercise would result in the beneficial ownership of the holder and its affiliates in excess of 9.99% of the then-issued and outstanding shares of Class A Common Stock.

Debt

Senior Convertible Notes

On February 19, 2021, Banzai Operating Co LLC (f/k/a Banzai International, Inc.), a Delaware corporation (“Legacy Banzai”) issued the convertible promissory notes (the “Senior Convertible Notes”) dated as of February 19, 2021 (the “First Senior Convertible Note”) and October 10, 2022 (the “Second Senior Convertible Note”) to CP BF Lending LLC (“CP BF”) in connection with a loan agreement with CP BF (the “Lender” and such agreement, the “Loan Agreement”).

The First Senior Convertible Note has an aggregate principal amount of $1.5 million. On October 10, 2022, the Loan Agreement was amended, whereby CP BF waived payment by Banzai of four months of cash interest with respect to the term loan under the Loan Agreement in replacement for the Second Senior Convertible Note in an aggregate principal amount of $321,345. On August 24, 2023, Legacy Banzai and CP BF entered into a forbearance agreement, in connection with which they agreed to amend and restate the Senior Convertible Notes so that they would not convert at the closing (the “Closing”) of the Company’s business combination on December 14, 2023 as a “Change of Control.”

After the Closing, the Senior Convertible Notes became convertible, at CP BF’s option on 5 days’ written notice to the Company, into shares of Class A Common Stock. The Senior Convertible Notes provide that, at all times after a SPAC Transaction (as defined in the Senior Convertible Notes), the conversion price for any such conversion is $4.3485 per share.

The terms of the Senior Convertible Notes provide that the conversion price of the Senior Convertible Notes is subject to adjustment to account for increases or decreases in the number of outstanding shares of the Company’s capital stock resulting from stock splits, reverse stock splits, consolidations, combinations, reclassifications, and dividends on capital stock payable in capital stock. In the event the Company issues dividends on capital stock payable in cash, the Senior Convertible Notes entitle the holder to receive upon conversion, a dividend or other distribution in an amount equal to the amount the holder would have received if all outstanding principal and accrued but unpaid interest had been converted into Class A Common Stock on the date of such event, in accordance with the terms of the Senior Convertible Notes.

The Senior Convertible Notes accrue paid-in-kind interest on the unpaid principal balance at a rate equal to 15.5% per annum, compounding monthly, subject to an increase to 20.0% upon an event of default as described in the Senior Convertible Notes, and have a maturity date of February 19, 2025.

The Senior Convertible Notes are subject to a restriction on conversion such that the principal of the Senior Convertible Notes may not be converted if such conversion would result in the beneficial ownership of CP BF and its affiliates in excess of 19.99% of shares of Common Stock outstanding immediately after giving effect to the conversion (provided that such beneficial ownership limitation shall be 9.99% with respect to any holder other than CP BF and such holder’s affiliates).

GEM Promissory Note

On February 5, 2024, the Company issued a promissory note (the “GEM Promissory Note”) in a private placement by the Company to GEM pursuant to the terms of that certain settlement agreement (the “GEM Settlement Agreement”), dated February 5, 2024, by and between the Company and GEM.

The GEM Promissory Note has an aggregate amount of $1.0 million, with principal on the GEM Promissory Note, together with all accrued but unpaid interest on such principal amount, to be paid to GEM, in cash, in monthly payments of $100,000 on the first day of each month, beginning on March 1, 2024 with the final payment to be made on December 1, 2024. At any time and from time to time, the Company may prepay in whole or in part, without premium or penalty, the outstanding principal amount of the GEM Promissory Note, together with all accrued but unpaid interest on such principal amount up to the date of prepayment.

The GEM Promissory Note provides that, in the event that the Company fails to make a monthly payment when due, then on or before the fifth trading day after the payment due date, such monthly payment amount shall convert into the right of GEM to receive, and obligation of the Company to issue, an amount of shares of Class A Common Stock equal to the monthly payment amount divided by the volume-weighted average price (“VWAP”) for the trading day immediately preceding the payment due date.

Yorkville Promissory Notes

Pursuant to the standby equity purchase agreement (the “Original SEPA”) dated December 14, 2023, by and among Legacy Banzai, 7GC and YA II PN, LTD, a Cayman Islands exempt limited partnership managed by Yorkville Advisors Global, LP (“Yorkville”), as amended by that certain supplemental agreement (the “SEPA Supplemental Agreement” and, together with the Original SEPA, the “SEPA”), dated February 5, 2024, subject to certain conditions, the Company has the option, but not the obligation, to sell to Yorkville, and Yorkville must subscribe for, an aggregate amount of up to $100 million of Class A Common Stock, at the Company’s request any time during the commitment period (all as further described below under “—Yorkville SEPA”).

Pursuant to the SEPA, Yorkville advanced to the Company a principal amount equal to $4.5 million, which amount is evidenced by promissory notes convertible into shares of Class A Common Stock. The first Pre-Paid Advance in a principal amount of $2.0 million (less a 10% discount) was advanced at the Closing and was evidenced by issuance by the Company on December 14, 2023 to Yorkville of the First Yorkville Promissory Note (as defined in the SEPA) having a principal amount of $2.0 million, the Second Tranche (as defined in the SEPA) of $1.0 million (less a 10% discount) was advanced on February 5, 2024 and is evidenced by the issuance by the Company on February 5, 2024 of the Second Yorkville Promissory Note (as defined in the SEPA) having a principal amount of $1.0 million and the Third Tranche (as defined in the SEPA) of $1.5 million (less a 10% discount) was advanced on March 27, 2024 and is evidenced by the issuance by the Company on March 26, 2024 to Yorkville of the Third Yorkville Promissory Note (as defined in the SEPA) having a principal amount of $1.5 million.

The Yorkville Promissory Notes (as defined in the SEPA) shall be convertible by Yorkville into shares of Class A Common Stock at an aggregate purchase price based on a price per share equal to the lower of (a) the Fixed Price (as defined in the SEPA) of $2.0766 per share or (b) the Variable Price (as defined in the SEPA) of 90% of the lowest daily VWAP of the shares of Class A Common Stock on Nasdaq during the ten trading days immediately prior to each conversion, but which Variable Price shall not be lower than the Floor Price (as defined in the SEPA) then in effect. The “Floor Price” is $0.2940 per share (subject to adjustment from time to time). Additionally, the Company, at its option, shall have the right, but not the obligation, to redeem early a portion or all amounts outstanding under the Promissory Notes at a redemption amount equal to the outstanding principal balance being repaid or redeemed, plus a 10% prepayment premium, plus all accrued and unpaid interest; provided that (i) the Company provides Yorkville with no less than five (5) trading days’ prior written notice thereof and (ii) on the date such notice is issued, the VWAP of the shares of Class A Common Stock is less than $2.0766 (subject to adjustment from time to time, the “Fixed Price”).

The Yorkville Promissory Notes accrue interest on the outstanding principal balances at an annual rate equal to 0%, subject to an increase to 18% upon an event of default as described in the Yorkville Promissory Notes. The Yorkville Promissory Notes each mature on June 14, 2024, which maturity may be extended at the option of the holder.

Within seven trading days of an Amortization Event (as defined in the Yorkville Promissory Notes), the Company will be obligated to make monthly cash payments in an amount equal to the sum of (i) $1.0 million of principal of the Yorkville Promissory Notes (or the outstanding principal if less than such amount) (the “Amortization Principal Amount”), plus (ii) a payment premium of 10% in respect of such Amortization Principal Amount, plus (iii) accrued and unpaid interest thereunder. The obligation of the Company to make monthly prepayments shall cease (with respect to any payment that has not yet come due) if at any time after an Amortization Event (a) the Company reduces the Floor Price to an amount no more than 75% of the closing price of the shares of Class A Common Stock on the trading day immediately prior to such reset notice (and no greater than the initial Floor Price), or (b) the daily VWAP is greater than the Floor Price for a period of ten consecutive trading days, unless a subsequent Amortization Event occurs.

Yorkville SEPA

On December 14, 2023, the Company entered into the SEPA with Yorkville, pursuant to which Yorkville has committed to purchase up to $100 million of Class A Common Stock, subject to certain limitations and conditions set forth in the SEPA, including certain beneficial ownership limitations, at the Company’s request any time pursuant to Advance Notices (as defined in the SEPA) delivered by the Company any time during the commitment period terminating on the 36-month anniversary of the Original SEPA; provided that any Advance Notice may only be made if (x) no amount remains outstanding on the Yorkville Promissory Notes, (y) there is an effective Resale Registration Statement filed with the SEC for the resale under the Securities Act of the shares of Class A Common Stock to be issued pursuant to such Advance Notice, and (z) the Company complies with other customary conditions precedent.

At any time during the Commitment Period (as defined in the SEPA) and provided that a balance under a Yorkville Promissory Note is outstanding, Yorkville may, by providing an Investor Notice (as defined in the SEPA) to the Company, require the Company to issue and sell shares to Yorkville as set out in the relevant Investor Notice, subject to certain limitations as set forth in the SEPA. The purchase price of the shares delivered pursuant to an Investor Notice shall be equal to the Conversion Price (as defined in the SEPA) and shall be paid by offsetting the amount of the aggregate purchase price to be paid by Yorkville against an equal amount outstanding under the Promissory Note.

Otherwise, the Class A Common Stock to be issued to Yorkville from time to time under the SEPA will be issued at one of two pricing options, at the election of the Company. Under Pricing Option 1, the Company will sell the Class A Common Stock at 95% of the VWAP of the Class A Common Stock during the period commencing (i) if submitted to Yorkville prior to 9:00 a.m. Eastern Time on a trading day, the open of trading on such day or (ii) if submitted to Yorkville after 9:00 a.m. on a trading day, upon receipt by the Company of written confirmation of acceptance of such Advance Notice by Yorkville (or the open of regular trading hours, if later), and which confirmation shall specify such commencement time, and, in either case, ending on 4:00 p.m. New York City time on the applicable date of the Advance Notice. Under Pricing Option 2, the Company will sell the Class A Common Stock at 96% of the lowest daily VWAP of the Class A Common Stock during the period commencing (i) if submitted to Yorkville prior to 9:00 a.m. Eastern Time, the three consecutive trading days commencing on the date of the Advance Notice or (ii) if submitted to Yorkville after 9:00 a.m. Eastern Time, the three consecutive trading days commencing on the trading day immediately following the date of the Advance Notice. The Company’s ability to deliver Advance Notices to Yorkville under the SEPA is subject to the satisfaction or waiver of certain conditions.

The SEPA does not require Yorkville to subscribe for or acquire any shares of Class A Common Stock under the SEPA if those shares of Class A Common Stock, when aggregated with all other shares of Class A Common Stock acquired by Yorkville under the SEPA, would result in Yorkville beneficially owning more than 9.99% of the then outstanding shares of Class A Common Stock.

Termination of the SEPA

Unless earlier terminated as provided in the SEPA, the SEPA will terminate automatically on the earlier to occur of:

•
the first day of the month next following the 36-month anniversary of the date of the SEPA, provided that if a Yorkville Promissory Note is then outstanding, such termination shall be delayed until such date that the Yorkville Promissory Note that was outstanding has been repaid (and/or converted); and
•
the date on which Yorkville shall have made payment of Advances pursuant to the SEPA for shares of Class A Common Stock equal to the commitment amount of $100.0 million.

Subject to certain conditions, the Company may unilaterally terminate the SEPA upon five trading days’ prior written notice to Yorkville. The SEPA may also be terminated at any time by mutual written consent.

Amendment of Charter or Bylaws

The DGCL generally provides that the affirmative vote of a majority of the outstanding shares entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as applicable, imposes a higher voting standard.

The affirmative vote of the holders of a majority in voting power of the shares of the Company entitled to vote thereon is required to amend, alter, change, or repeal any provision of the Charter or to adopt any new provision of the Charter; provided, however, that the affirmative vote of the holders of at least 66 2/3% in voting power of the stock of the Company entitled to vote thereon is required to amend, alter, change, or repeal, or adopt any provision inconsistent with, any of Article V, Article VI, Article VII, Article VIII of the Charter. The affirmative vote of a majority of the authorized number of directors of the Board and the affirmative vote of at least 66 2/3% of the voting power of all of the then-outstanding shares of Common Stock entitled to vote generally in the election of directors, voting together as a single class, is required to adopt, amend or repeal the Bylaws.

Additionally, so long as shares of Class B Common Stock remain outstanding, the Charter requires the approval of Mr. Davy, as Founder, to amend, repeal, waive, or alter any provision in Section A of Article IV (or adopt any provision inconsistent therewith) of the Charter that would adversely affect the rights of holders of shares of Class B Common Stock.

Anti-Takeover Effects of Delaware Law and the Charter

Among other things, the Charter and Bylaws:

•
permit the Board to issue up to 75,000,000 shares of Preferred Stock, with any rights, preferences, and privileges as they may designate, including the right to approve an acquisition or other change of control;
•
provide that the authorized number of directors may be changed only by resolution of the Board;
•
provide that the Board is classified into three classes of directors;
•
provide that, subject to the rights of any series of Preferred Stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the Company’s capital stock entitled to vote generally at an election of directors;
•
provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
•
require that any action to be taken by the Company’s stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;
•
provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;
•
provide that special meetings of the Company’s stockholders may be called only by the chairperson of the Board, the Company’s Chief Executive Officer or by the Board pursuant to a resolution adopted by a majority of the total number of authorized directors; and
•
do not provide for cumulative voting rights, therefore allowing the holders of a majority of the voting power of the stock of the Company entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of the voting power of all of the Company’s then-outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

The combination of these provisions makes it more difficult for the Company’s existing stockholders to replace the Board as well as for another party to obtain control of us by replacing the Board. Since the Board has the power to retain and discharge the Company’s officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the Board to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change the Company’s control.

These provisions are intended to enhance the likelihood of continued stability in the composition of the Board and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce the Company’s vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company’s shares and may have the effect of delaying changes in the Company’s control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of the Company’s stock.

Certain Anti-Takeover Provisions of Delaware Law

Special Meetings of Stockholders

The Charter and the Bylaws provide that special meetings of the Company’s stockholders may be called only by the Chairman of the Board, the Chief Executive Officer of the Company, or the Board pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption).

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The Bylaws provide that stockholders seeking to nominate candidates for election to the Board or to bring business before the Company’s annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely under the Bylaws, a stockholder’s notice needs to be received by the Secretary of the Company at the Company’s principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting provided, however, that in the event that no annual meeting was held during the preceding year or the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the date of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day prior to such annual meeting and no later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made by the Company. The Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude the Company’s stockholders from bringing matters before its annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized but Unissued Shares

The Company shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of shares of Class B Common Stock, such number of shares of Class A Common Stock as will from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

Exclusive Forum Selection

The Charter provides that unless the Company consents in writing to the selection of an alternative forum to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following claims or causes of action under Delaware statutory or common law: (a) any derivative claim or cause of action brought on behalf of the Company; (b) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee of the Company, to the Company or its stockholders; (c) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company, arising out of or pursuant to any provision of the DGCL, the Charter or the Bylaws; (d) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Charter or the Bylaws; (e) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (f) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company, governed by the internal-affairs doctrine or otherwise related to the Company’s internal affairs, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. The Charter also requires that unless the Company consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. The above shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Although the Company believes these provisions benefit us by providing increased consistency in the application of the DGCL in the types of lawsuits to which it applies, a court may determine that these provisions are unenforceable, and to the extent they are enforceable, the provisions may have the effect of discouraging lawsuits against the Company’s directors and officers, although the Company’s stockholders will not be deemed to have waived its compliance with federal securities laws and the rules and regulations thereunder.

Section 203 of the Delaware General Corporation Law

We have not opted out of the provisions of Section 203 of the DGCL regulating corporate takeovers under the Charter. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•
a stockholder who owns 15% or more of the Company’s outstanding voting stock (otherwise known as an “interested stockholder”);
•
an affiliate of an interested stockholder; or
•
an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of the Company’s assets. However, the above provisions of Section 203 do not apply if:

•
our Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;
•
after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of the Company’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or
•
on or subsequent to the date of the transaction, the initial business combination is approved by the Board and authorized at a meeting of the Company’s stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under certain circumstances, this provision makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Washington Business Corporation Act

The laws of the State of Washington, where the Company’s principal executive offices are located, impose restrictions on certain transactions between certain foreign corporations and significant stockholders. In particular, the WBCA prohibits a “target corporation,” subject to certain exceptions, from engaging in certain “significant business transactions” with a “person” or group of persons which beneficially own 10% or more of the voting securities of the target corporation, or an “acquiring person,” for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition. Such prohibited transactions may include, among other things:

•
any merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•
any termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; and
•
allowing the acquiring person to receive any disproportionate benefit as a stockholder.

After the five-year period, a significant business transaction may take place as long as it complies with certain fair price provisions of the WBCA or is approved at an annual or special meeting of stockholders.

The Company will be considered a “target corporation” so long as its principal executive office is located in Washington, and: (i) a majority of its employees are residents of the state of Washington or it employs more than one thousand residents of the state of Washington; (ii) a majority of the Company’s tangible assets, measured by market value, are located in the state of Washington or it has more than $50.0 million worth of tangible assets located in the state of Washington; and (iii) any one of the following: (a) more than 10% of the Company’s stockholders of record are resident in the state of Washington; (b) more than 10% of the Company’s shares are owned of record by state residents; or (c) 1,000 or more of the Company’s stockholders of record are resident in the state of Washington.

If the Company meets the definition of a target corporation, the WBCA may have the effect of delaying, deferring, or preventing a future change of control.

Limitations on Liability and Indemnification of Officers and Directors

The Charter eliminates the Company’s directors’ liability for monetary damages to the fullest extent permitted by applicable law. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•
for any transaction from which the director derives an improper personal benefit;
•
for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•
for any unlawful payment of dividends or redemption of shares; or
•
for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the Company’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Charter requires the Company to indemnify and advance expenses to the fullest extent permitted by applicable law, to its directors, officers, and agents. The Company maintains a directors’ and officers’ insurance policy pursuant to which the Company’s directors and officers are insured against liability for actions taken in their capacities as directors and officers. Finally, the Charter prohibits any retroactive changes to the rights or protections or increase the liability of any director in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

In addition, the Company has entered into separate indemnification agreements with the Company’s directors and officers. These agreements, among other things, require the Company to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of the Company’s directors or officers or any other company or enterprise to which the person provides services at the Company’s request.

We believe these provisions in the Charter are necessary to attract and retain qualified persons as directors and officers.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, the Company’s stockholders will have appraisal rights in connection with a merger or consolidation of the Company. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of the Company’s stockholders may bring an action in the Company’s name to procure a judgment in the Company’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of the Company’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent and Warrant Agent

Continental Stock Transfer & Trust Company is the transfer agent for Common Stock and the warrant agent for Warrants.

Listing of Common Stock and Public Warrants

The Company’s Class A Common Stock and Public Warrants are listed on Nasdaq under the symbols “BNZI” and “BNZIW,” respectively.